SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) September 8, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.03.   Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

At it's regularly meeting on September 2, 2004, the Board of Directors of Petroleum Development Corporation approved revised By-Laws for the corporation. The revision allows the shareholders, the Board of Directors, or a sole remaining Director to fill a vacancy on the Board by electing a replacement to serve the remaining term of the Director who vacated the position being filled. The previous By-Laws permitted the selection of a replacement Director only until the next annual meeting of the shareholders.

In addition, the revision includes a number of minor editorial and cosmetic changes intended to improve the clarity of the document."

Exhibit 9.01.   Financial Statements and Exhibits.
                (c) Exhibits.
                Exhibit 3 Amended Bylaws of Petroleum Development Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date September 8, 2004

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer